UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 24, 2006

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ILLINOIS TOOL WORKS INC.

(Exact name of registrant as specified in its charter)

Delaware	1-4797	36-1258310
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

3600 West Lake Avenue, Glenview, IL	60026-1215
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.   Other Events

At the 2006 annual meeting of stockholders of Illinois Tool Works Inc. (the "Registrant") scheduled to be held on Friday, May 5, 2006, the Registrant's stockholders will vote on a proposal to approve the Illinois Tool Works Inc. 2006 Stock Incentive Plan (the "2006 Stock Incentive Plan"). If stockholders approve the 2006 Stock Incentive Plan, management will recommend at the May 5, 2006 meeting of the Board of Directors of the Registrant that the Board approve an amendment to the 2006 Stock Incentive Plan which would limit the number of authorized shares that may be issued in the form of stock awards, restricted stock, restricted stock units and performance units to 5,000,000 shares in the aggregate, and eliminate the Registrant's ability to re-use shares surrendered or withheld to pay withholding taxes or option exercise prices.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: <u>April 24, 2006</u>   By: <u>/s/James H. Wooten, Jr.</u>
                                                              James H. Wooten, Jr.
                                                              Vice President, General Counsel and Secretary